May 17, 2005

Via EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	Ms. Peggy Fisher, Assistant Director Mr. Eduardo Aleman, Staff Attorney

Re:	Raser Technologies, Inc.
Preliminary Schedule 14A
Filed April 19, 2005
File No. 000-30657

Ladies and Gentlemen:

This letter responds to comments of the Staff of the Securities and Exchange Commission (the “Staff”) contained in the letter from the Staff dated May 3, 2005, regarding the above-referenced Preliminary Schedule 14A (the “Proxy Statement”) of Raser Technologies, Inc. (the “Company”).

In conjunction with this letter, the Company is providing via EDGAR for review by the Staff the revised Proxy Statement, which is marked to show the changes from the Proxy Statement filed on April 19, 2005 (the “Revised Proxy Statement”). For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require. Page references in our responses below correspond to the page numbers in the Revised Proxy Statement.

Proposal 1 – Page 18-21

Comment:

1.	It appears that proposal one, as described in the form of proxy, combines three separate matters in a single proposal. Please note that Rule 14a-4(a)(3) requires that the form of proxy identify clearly each separate matter intended to be acted upon. Please revise the form of proxy to provide security holders with an opportunity to independently vote upon each of the three matters described in proposal one. Adoption of the proposals may be conditioned upon the required vote being received for each of the proposals.

Securities and Exchange Commission

May 17, 2005

Response:

1.	In response to the Staff’s comment, the Company has revised the Proxy Statement as shown on pages 18-21 of the Revised Proxy Statement in accordance with Rule 14a-4(a)(3) to separate the matters previously contained in proposal 1 into three separate proposals to be independently voted upon by the Company’s security holders.

Proposal 1(B) – Increase in Authorized Shares of Common Stock – Page 19

Comment:

2.	Please expand your disclosure to address the general effect of the increase in the number of authorized shares upon the rights of existing security holders.

Response:

2.	In response to the Staff’s comment, the Company has revised its disclosure in the Proxy Statement as shown on page 19 of the Revised Proxy to discuss the general effect of the increase in the number of authorized shares of common stock of the Company upon the rights of existing security holders.

Comment:

3.	Please state whether further authorization for the issuance of the securities by a vote of security holders will be solicited prior to such issuance.

Response:

3.	In response to the Staff’s comment, the Company has revised its disclosure in the Proxy Statement as shown on page 19 of the Revised Proxy to discuss whether any additional authorization for the issuance of the securities by a vote of security holders will be solicited prior to the issuance of additional shares of common stock of the Company.

Comment:

4.

Please disclose whether the company’s Board of Directors currently contemplates the acquisition of complementary businesses, strategic partnerships and/or forward stock splits in the proximate future. If the Board of Directors does not

Securities and Exchange Commission

May 17, 2005

intend to effect such transactions, disclose why it believes now is an appropriate time to increase the number of authorized shares.

Response:

4.	In response to the Staff’s comment, the Company has revised its disclosure in the Proxy Statement as shown on page 19 of the Revised Proxy to discuss (i) whether the Company’s Board of Directors contemplates the acquisition of complementary businesses, strategic partnerships or forward stock splits in the proximate future and (ii) the reasons that the Company’s Board of Directors believes it is appropriate to increase the number of authorized shares of the Company’s common stock at the current time.

Proposal 1(C) – Utah Control Shares Acquisition Act – Pages 19-20

Comment:

5.	Please revise this section to briefly describe the intended purpose of the Control Shares Acquisition Act. Explain the benefits and consequences to the company and its shareholders of approving the Board of Directors’ recommendation to change the Amended and Restated Articles of Incorporation to provide that the Control Shares Acquisition Act does not apply to control share acquisitions of the company’s stock.

Response:

5.	In response to the Staff’s comment, the Company has revised its disclosure in the Proxy Statement as shown on pages 19-20 of the Revised Proxy to (i) summarize the provisions of the Control Shares Acquisition Act, and (ii) explain the benefits and consequences to the Company and its shareholders of amending the Company’s Articles of Incorporation to provide that the Control Shares Acquisition Act not apply to control share acquisitions of the securities of the Company.

Comment:

6.	Please disclose whether the company is aware of any control share acquisitions of the company’s stock that have taken, or are expected to take, place prior to the adoption of this proposal.

Securities and Exchange Commission

May 17, 2005

Response:

6.	In response to the Staff’s comment, the Company has revised its disclosure in the Proxy Statement as shown on page 20 of the Revised Proxy to state that the Company is not aware of any control share acquisitions of the company’s stock that have taken, or are expected to take, place prior to the adoption of this proposal.

We supplementally advise the Staff that the Revised Proxy Statement includes Proposal 1(D) which provides for the deletion of all references to the Company’s Series B convertible preferred stock. In January 2005, shares of the Company’s Series B convertible preferred stock were converted to shares of the Company’s Common Stock.

* * * * *

We trust that you will find the foregoing responsive to the comments of the Staff. Comments or questions regarding this letter or the Registration Statement may be directed to the undersigned at 801-993-6420.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ J. Randy Lewis
J. Randy Lewis

Enclosures

cc (with enclosures):	Robert G. O’Connor, Esq. (Wilson Sonsini Goodrich & Rosati) Brent M. Cook William Dwyer Jonathan T. Reid, Esq. Raser Technologies, Inc.